October 16, 2008

Jean Madar
Chief Executive Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

> **Re:** **Inter Parfums, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for the Quarterly period Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 0-16469**
> **Response Letter Dated October 10, 2008**

Dear Mr. Madar:

We refer you to our comment letter dated September 26, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance